Exhibit (a)(1)(f)

Form of email notice to all participants from Stock Administration on or promptly after March 30, 2004, confirming cancellation of options tendered for exchange

From:	Stock Administration
Date:	(ad hoc)
To:	palmOne employees who elected to participate in offer to exchange program
Subject:	Confirmation of cancellation of tendered options

This message confirms that on March 30, 2004, palmOne cancelled the options that you tendered for cancellation and exchange under the Offer to Exchange program. palmOne will grant you a new non-qualified stock option to purchase shares of palmOne common stock no sooner than October 1, 2004 and no later than November 1, 2004 subject to your continued employment with palmOne, and consistent with the terms and conditions of the Offer to Exchange. However, as discussed in Schedule F of the Offer to Exchange, the new option grant date for employees in France may be different.

You should check your OptionsLink account with E*TRADE to make certain that the options you elected to tender for cancellation and exchange were properly cancelled and that no other options were improperly cancelled. This verification is your responsibility.

If you believe there have been any errors as a result of this Offer to Exchange or otherwise, or if you have any questions, please contact palmOne Stock Administration immediately at [Phone Number to be Inserted] or at [Email Address to be Inserted].

Stock Administration